UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 1)

CKX, INC.
(Name of the Issuer)

ROBERT F.X. SILLERMAN
SILLERMAN CAPITAL HOLDINGS, L.P.
LAURA SILLERMAN
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

12562M106
(CUSIP Number of Class of Securities)

Robert F.X. Sillerman	Thomas E. Molner
150 Fifth Avenue	Kramer Levin Naftalis & Frankel LLP
New York, New York 10011	1177 Avenue of the Americas
Telephone: (212) 231-0091	New York, New York 10036
Telephone: (212) 715-9429

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☑	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value(1)	Amount of Filing Fee(2)
$511,409,101.50	$59,375.00

(1)
Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 92,613,473 shares of common stock, par value $0.01 per share, at $5.50 per share. The transaction value also includes the aggregate offer price for 370,000 shares of common stock estimated to be issuable pursuant to outstanding options with an exercise price less than $5.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $5.50 minus the weighted average exercise price of such options.

(2)
The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2011 issued by the SEC, effective December 27, 2010, by multiplying the Transaction Value by 0.00011610.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$59,375

Form or Registration No.:	Schedule TO-T
Filing Party:	Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc. and Apollo Management VII, L.P.
Date Filed:	May 17, 2011

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, filed on May 26, 2011 with the Securities and Exchange Commission (the “SEC”) by Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman (the “Original Schedule 13E-3” and, the Original Schedule 13E-3 as amended by Amendment No. 1, the “Schedule 13E-3”) relating to the tender offer (the “Offer”) by Colonel Offeror Sub, LLC, a Delaware corporation (“Offeror”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Common Shares,” and each a “Common Share”), of the CKx, Inc., a Delaware corporation and the issuer of the Common Shares that are subject to the transaction (“CKx” or the “Company”) for $5.50 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes.  The Offer is on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal, contained in the Tender Offer Statement on Schedule TO initially filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Offeror, Colonel Merger Sub, Inc. and Apollo Management VII, L.P. with the SEC on May 17, 2011, as amended by Amendment No. 1 filed with the SEC on May 24, 2011, Amendment No. 2 filed with the SEC on June 1, 2011, Amendment No. 3 filed with the SEC on June 3, 2011 and Amendment No. 4 filed with the SEC on June 8, 2011 (as amended, the “Schedule TO”).

The information set forth in the Offer to Purchase and the Schedule TO is expressly incorporated herein by reference only to the extent such information is required in response to the items of this Schedule 13E-3.  Except as specifically set forth herein, the Schedule 13E-3 remains unchanged, except that references in the Original Schedule 13E-3 to the specified sections of the Offer to Purchase include those sections of the Offer to Purchase as amended and supplemented by the Schedule TO.  Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Offer to Purchase.

Item 7.   Purposes, Alternatives, Reasons and Effects.

Item 7 of the Schedule 13E-3 is hereby amended and supplemented by adding the following:

As of June 8, 2011, the Sillerman Stockholders’ direct interest in the net book value and net earnings or loss of CKx, as a result of holding 19,183,311 Common Shares, was approximately 20.3% (excluding for these purposes Common Shares issuable upon exercise of options).  CKx’s net book value as of December 31, 2010 was $266,863,000 and CKx’s net loss for the fiscal year ended December 31, 2010 was $15,716,000.  Accordingly, as of December 31, 2010, the interest of the Sillerman Stockholders in CKx’s net book value was $54.2 million, as of December 31, 2010 and their interest in CKx’s net loss was $3.2 million, for the fiscal year ended December 31, 2010.

Following the consummation of the Merger, the indirect interest of the Sillerman Stockholders in the net book value and net earnings or loss of CKx will be approximately 26.1%, assuming that (i) the Sillerman Stockholders elect to roll over half of the Sillerman Shares in exchange for Parent Common Shares in accordance with the Sillerman Support Agreement, (ii) the Trust exchanges 100% of its Preferred Shares for Parent Preferred Shares pursuant to the Promenade Support Agreement and (iii) the conversion of Parent Preferred Shares held by the Trust to Parent Common Shares using the same conversion rate as currently applicable to the

2

Preferred Shares of CKx held by the Trust.  Based on the foregoing, assuming the Merger had been consummated on December 31, 2010, the interest of the Sillerman Stockholders in CKx’s net book value would have been $69.7 million, as of December 31, 2010 and their interest in CKx’s net loss would have been $4.1 million, for the fiscal year ended December 31, 2010.

The interest of the Sillerman Stockholders in the net book value and the net earnings or loss of CKx following the consummation of the Merger will be proportionately diminished to the extent the Sillerman Stockholders elect to roll over less than half of the Sillerman Shares in exchange for Parent Common Shares in accordance with the Sillerman Support Agreement and would be reduced to zero if the Sillerman Stockholders do not elect to roll over any of the Sillerman Shares into Parent Common Shares.

Item 16.   Exhibits.

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by replacing Exhibit (a)(5)(A) in its entirety with the following:

Exhibit No.	Description

(a)(5)(A)
Complaint filed in the Court of Chancery of the State of Delaware, captioned Vanwhy v. CKx, Inc., et al. (Case No. 6519) (incorporated by reference to Exhibit (a)(5)(D) of Amendment No. 3, filed by CKx, Inc. on June 3, 2011 to the Schedule 14D-9).

Item 16 of the Schedule 13E-3 is hereby further amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(D)
Complaint filed in the Court of Chancery of the State of Delaware, captioned Leone v. Edwin M. Banks, et al. (Case No. 6524) (incorporated by reference to Exhibit (a)(5)(G) of Amendment No. 3, filed by CKx, Inc. on June 3, 2011 to the Schedule 14D-9).

(a)(5)(E)
Complaint filed in the Court of Chancery of the State of Delaware, captioned Sadowski v. Michael G. Ferrel, et al. (Case No. 6535) (incorporated by reference to Exhibit (a)(5)(H) of Amendment No. 3, filed by CKx, Inc. on June 3, 2011 to the Schedule 14D-9).

(a)(5)(F)
Consolidated Amended Class Action Complaint filed in the Court of Chancery of the State of Delaware, captioned In re CKx, Inc. Shareholders Litigation (C.A. No. 5545-VCS) (incorporated by reference to Exhibit (a)(5)(I) of Amendment No. 4, filed by CKx, Inc. on June 7, 2011, to the Schedule 14D-9).

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2011

/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

/s/ Laura Sillerman
Laura Sillerman

SILLERMAN CAPITAL HOLDINGS, L.P.

By:  Sillerman Capital Holdings, Inc., its General Partner

By: /s/ Robert F.X. Sillerman
Name: Robert F.X. Sillerman
Title:   President